THE SEARCH FOR OIL

IN THE LAND OF ISRAEL

___

A BIBLICAL TREASURE HUNT

Collected and Presented by

PHILIP MANDELKER

(Reprinted with permission of the author)

NOTICE:
Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Zion Oil & Gas has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-891-9466 or emailing amy@zionoil.com. Direct links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas, Inc. at www.zionoil.com.

THE SEARCH FOR OIL

IN THE LAND OF ISRAEL

___

A BIBLICAL TREASURE HUNT

Collected and Presented by

PHILIP MANDELKER

The Twelve Tribes in Canaan
PHOENICIA
SYRIA
Damascus
Mt. Hermon
Laish
DAN
NAPHTALI
ASHER
MANASSEH
Acco
Asher #1, 2
Kishon Stream
Eilijah #1,2
Atlit #1,2
Mt Carmel
Asher/Manasseh Disputed Area
Sea of Galilee
Ajamah
ZEBULUN
Mt Tabor
Yarmouk River
ISSACHAR
Megiddo
Wadi Ara
Ma'anit #1
Beth Shan
MANASSEH
TRANS-JORDAN
Mt. Ebal
Meged #2, 3, 4
Joppa
EPHRAIM
Jordan River
GAD
DAN
Rabbath Ammon
Jericho
Ekron
BENJAMIN
Jerusalem
Ashdod
Hesbon
Bethlehem
PHILISTIA
JUDAH
REUBEN
Ashqelon
Gath
Dead Sea
Lachish
Hebron
Gaza
Debir
Beersheva
MOAB
Har Sedom #1
LEGEND
Biblical city
Oil/gas well referenced in Appendix

Copyright 2006 by Philip Mandelker

C O N T E N T S

Author's Preface and Caveat				3

Introduction				6

I.	The Biblical Clues			9
	A.	The Blessings of Joseph		10
		1.	Jacob's Deathbed Blessing of Joseph	10
		2.	Moses' Deathbed Blessing of the Tribes of Joseph (Manasseh and Ephraim)	11
	B.	The Blessing of Asher - Moses' Deathbed Blessing of the Tribe of Asher		11
	C.	Moses' Song of Praise to God and the Land of Israel and Deathbed Testament to the Nation of Israel		11

II.	The Lands of Joseph (Manasseh and Ephraim) and Asher - The Map			12

III.	A Possible Interpretation of the Blessings in the Hunt for Petroleum (Rock Oil) in Israel			13
	(i)	The Location		13
	(ii)	The Treasure: Hard Mineral or Liquid?		14
	(iii)	The Treasure: Water or Petroleum? or Both?		16
		(a)	"MEGED" - Water or Oil?	16
		(b)	"SHEMEN" - Olive Oil or Rock Oil?	17
		(c)	Rock Oil in Biblical Hebrew - "SHEMEN" or "NEFT"?	19
		(d)	Biblical Parallelism	23
	(iv)	The Treasure: References to Sacred Fire and Oil Seeps Near Mt. Carmel?		24

IV.	The Next Step - The Role of Man and Science			27

APPENDIX		Scripturally Inspired/Influenced Petroleum Exploration in Israel		28

Copyright 2006 by Philip Mandelker

Author's Preface and Caveat

My first acquaintance with the oil industry was in 1974, when as a young New York lawyer I represented several major New York utilities in a series of antitrust and breach of contract lawsuits against Chevron, Texaco and Mobil. The actions arose out of the Arab oil boycott following the 1973 Arab-Israeli Yom Kippur war. I was hooked.

In 1975 and 1976, as a lawyer in the Israeli Ministry of Finance, I represented the Israeli government in negotiating a series of oil exploration concessions and production sharing agreements with a group of American independent oil companies interested in exploring for oil in the Sinai Peninsula and the Gulf of Suez. These efforts led to the discovery of the Alma Field in the Gulf of Suez, which field was returned to Egypt in 1979 in the context of the Israeli-Egyptian peace accords.

I have been involved professionally with the oil and gas exploration industry in both the United States and Israel ever since. During the entire period I have been fascinated by the history and politics of oil and oil exploration, as well as by petroleum geology, and have read extensively on those subjects.

My acquaintance and interest with the Bible and ancient Middle Eastern religions and languages goes back even further - to my school days at a yeshiva ktana (Jewish religious elementary day school) in New York, high school Latin studies and college courses in linguistics, philosophy and religion.

My personal and professional background may have provided fertile ground for the journey I commenced in 2004, the current stage of which is reflected in The Search for Oil in the Land of Israel - A Biblical Treasure Hunt. Without the persistence of my good friend John Brown, founder of Zion Oil & Gas, Inc., a small American oil and gas exploration company exploring for oil on the coastal plains and hills of Israel, that I start on the journey and without my curiosity being sparked by my new friend Priscilla Hilton's insightful question about the meaning and origin of "NEFT", the modern Hebrew word for petroleum, however, it is doubtful the journey would ever have been commenced. To both John and Priscilla I owe a debt of gratitude for what has become one of the most fascinating ventures I have undertaken.

Before sharing the results to date of that venture, I must point out that, though an "amateur" - in the classic sense of one involved in an art or science not professionally but for his own pleasure, I am not a Bible scholar or a scholar of ancient Semitic languages. Neither am I a petroleum geologist. Rather, as noted above, I am a lawyer who for over 30 years been professionally involved in one form or another in oil and gas exploration ventures both in the United States and in Israel (including several mentioned here, specifically Zion Oil & Gas where I serve as General Counsel and a director and Ness Energy to which I acted as a legal advisor.) I have also read widely on the history of oil and gas exploration generally, including exploration in the Land of Israel, am fluent in Hebrew and have a general familiarity with Biblical and inter-Testamental literature, as well as with other religious traditions and texts of the

Copyright 2006 by Philip Mandelker

ancient Middle East. And I am aware of the fact that many major petroleum discoveries, including several of the large Caspian (the "oil fountains" of Baku), Iraqi (Baba Gurgur in Kurdistan near Kirkuk) and Persian fields, had their origins in ancient religious traditions associated with oil and gas seeps: - Baku was the territory of the "eternal pillars of fire" worshipped by the Zoroastrians and, according to tradition, the flaming seeps at Baba Gurgur were the "burning fiery furnace" into which Nebuchadnezzar cast the Jews.) (See, Yergin, D., The Prize [Simon & Schuster, New York, 1991], at pp. 57 and 204.) Indeed, local traditions of oil and gas seeps and asphalt deposits are one of the tools frequently used by petroleum exploration geologists in their work.

That said, I would emphasize that nothing I propose here should be viewed as a definitive interpretation of the texts involved or as a statement of my personal belief as to the meaning of any of them. Rather, my work should be read and understood only as a guide to the possible interpretation of certain texts in an attempt to shed some light on the basis for the beliefs of many who have been and continue to be interested and active in exploration for petroleum in the biblical Land of Israel.

The journey has not been mine alone. On it I have been accompanied and assisted by many to whom I would like to express my gratitude. To John Brown for his inspiration and persistence. To Priscilla Hilton for her curiosity and gift of Laurence Oliphant's Haifa or Life in Modern Palestine, with its surprising reference to a Persian fire temple at Mt. Carmel. To Shari Friedman - my aunt, "big sister" and fellow amateur - I owe a debt of gratitude for her invaluable comments on and critique of my text and argument in their early stages, as well as the use of her library and mid-night research assistance. The comments of geologist friends and colleagues - Dr. Ya'acov Mimran, Israeli Petroleum Commissioner, who called my attention to the aquifers in the Ramot Menasseh region, Dr. Avi Honigstein, Deputy Israeli Petroleum Commissioner, who provided me with access to the story of Hoshana Oil Co., Dr. Yehezkel "Charlie" Druckman, former Israeli Petroleum Commissioner, who clarified various issues relating to the Ramot Menasseh aquifers, Dr. Eliezer Kashai, former President of the Israel Geological Society and Vice President, Exploration of Zion Oil & Gas, who first brought to my attention the relationship and interbedding of chert sills and the oil shales and bituminous chalks throughout Israel, and Stephen Pierce, international consulting petroleum geologist and Zion Oil's Senior Geologist, from whose comments I benefited editorially as well as substantively - assisted me in placing my work in proper geological context and are highly valued. - - And The Map - without Gene Soltero's facility with computers, it might not have been and who ever heard of a Treasure Hunt without a map.

The comments and suggestions of my friend and fellow amateur Benzi Kahana cannot be forgotten, as will not his introducing me to the works of his grandfather, Prof. Avraham Kahana, a true biblical scholar who first translated many of the books of the Apocrypha, including the Books of the Maccabees, from the Greek back into the putative original, but since lost, Hebrew. The encouragement of David Halperin and Moshe Fox in the early stages of this adventure, when many thought my quest somewhat strange to say the least, was and remains much appreciated. Glen Perry is to be acknowledged for generally putting up with me (and me with him) throughout the process. Special thanks is due to Richard Rinberg, good friend and yet another fellow amateur, for his support and encouragement over the course of the journey, as

Copyright 2006 by Philip Mandelker

well as his patience in reading almost every draft of my paper. And, of course, to my wife Edna and children Nir and Inbal, for putting up with a living room piled high with books and papers pulled from all sorts of nooks and crannies and with a husband and father bent on what to them appeared an arcane and quixotic venture - thank you.

To all of them, I can only say that the journey is not yet over and I am sure their services will be called on yet again.

Philip Mandelker
Tel-Aviv, Israel
January 2006.

Copyright 2006 by Philip Mandelker

THE SEARCH FOR OIL IN THE LAND
OF ISRAEL
---
A BIBLICAL TREASURE HUNT
______________________________

INTRODUCTION

The Bible has been the principal source of inspiration to hundreds of millions of people through the ages. Many Jews and Christians believe the Bible to be the absolute Word of God and strive to derive significance from every word of the text. For these individuals, the Land of Israel, within whose borders most of the events told of in the Bible unfold is the Holy Land - ארץ הקודש - the Promised Land - and, as such, has been and continues to be a source of wonder and fascination.

In the second half of the nineteenth century, the Land of Israel again became readily accessible to European and American Christians and Jews. Jews began to return to the Land, then called Palestine, to resettle it, first in small bands of Zionist pioneers and then in larger and larger groups of immigrants. Christians came mostly as pilgrims to visit and pray at the Holy Sites, but also as scholars. Others came to settle as the Templars; and still others simply as tourists to explore and wonder - who can forget Mark Twain and his Innocents Abroad. But they all came with Bible in hand as their guidebook eager to uncover the Land's past and present secrets. The scholars established learned societies - the British Palestine Exploration Fund, the American School of Oriental Research, the German Deutscher Verein zur Erforschung Palaestinas. They came as archaeologists, as geographers, as ethnographers, as geologists, as agriculturalists; others came as seekers of fortune, as artists, as poets, as mystics. Some, inspired and guided by the words of the Bible, came to explore for oil.

Copyright 2006 by Philip Mandelker

Oil?! What have the Bible and the Land of Israel to do with oil? Israel may be the Land of Milk and Honey, a land even of olive oil - but petroleum? Everyone has heard of the famous quip that, when coming out of Sinai, Moses mistakenly turned left to Canaan (Israel), the only land in the Middle East without oil, when he should have turned right to Midian (modern Saudi Arabia). Yet there have been oil and gas discoveries in Israel. The Heletz oil field was discovered in 1955 and is still producing, if only marginally, today some 50 years later. The Zohar gas field was discovered near Arad in 1958 and is still in marginal production. Major world class gas discoveries (with estimated reserves of over 3 trillion cubic feet) were made in 1999 and 2000 in the Mediterranean Sea off the coasts of Israel and Gaza.

Indeed, hydrocarbons in the form of tars and asphalts have been known and mined in the Dead Sea region of the Land of Israel since Neolithic times 11-12,000 years ago (Mithen, S., After the Ice, [Phoenix, London, 2003], at pp. 74-75). The Bible in Genesis 14:10 refers to wells of tar or slime as the basis for the wealth of the Cities of the Plain, including Sodom and Gomorrah. Strabo the famous Greek geographer writing at the beginning of the 1st Century of the Common Era (C.E. = A.D.) extensively describes the tar and asphalt seeps in the Dead Sea and the surrounding canyons. (Strabo, Geography, vol. XVI, Chap. 2, paras 42-45.) Josephus in The Jewish War, writing towards the end of the 1st Century of the Common Era discusses the Dead Sea asphalts towards the end of Excursus V.

Thus, it should come as no surprise that in the 1830s, the Austrian mining engineer, Josef von Russeger, conducting a geological survey for the Egyptian government, should report on asphalt seeps from rocks on the southeastern shores of the Dead Sea. The German traveler Rothe describes asphalt seeps and small oil impregnated pools in the Nahal Arnon canyon on the southeastern shore of the Dead Sea in 1874. Similar sightings were made by various geologists and travelers in the late 19th Century and early years of the 20th Century in canyons along the southwestern shore of the Dead Sea (particularly in Nahal Heimar, where tar seeps can be seen even today) and at various other sites in the rift valley from the Dead Sea in the south to the Yarmuk River Valley just south of the Sea of Galilee in the north. (See Lavi, B., Ha'zahav Ha'shachor b'Eretz Yisrael (Black Gold in the Land of Israel) [Carmel, Jerusalem, 1999] ["Black Gold in Israel"], at pp. 24-27 and the sources cited there.)

Serious commercial interest in petroleum exploration in the Land of Israel goes back to the beginning of the 20th century. The Socony Vacuum Company, predecessor of Mobil Oil, received exploration licenses in the years preceding World War I, though the first well was not commenced until 1947 by the British-dominated Iraqi Petroleum Company which had discovered the major oil fields in northern Iraq. This first well, known as the Huleikhat Well, was abandoned shortly after its commencement as a result of increasing violence in the area preceding Israel's independence. The well (renamed the Heletz #1 and still in marginal production) was reentered by two small Israeli oil exploration companies in 1955 and led to the Heletz field discovery. Regrettably though, essentially for geo-political reasons, following Israel's independence, the large international oil and gas companies which had been involved in the area since before World War I withdrew from Israel and have since steered

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clear of the Land and refused to participate in oil and gas exploration activities there, preferring to protect their interests in the Arab and Islamic world.1

Notwithstanding the desertion of the large international oil and gas companies following the establishment of the State, exploration continued in Israel over the ensuing 50 years, albeit in fits and starts, led by Israeli and a number of smaller American and Canadian companies. Among these companies have been at least seven, which have drilled or participated in the drilling of at least 11 exploratory wells, the founders of which were directly inspired by Biblical references they and many of their supporters interpreted as pointing to the existence of oil and gas reservoirs in particular areas in the Land of Israel. An eighth company, Hoshana Oil, directly inspired by Biblical references, acquired an exploration license, but never drilled a well. - A detailed listing of the companies, their founders and their activities is set out in the Appendix.

Interestingly, with the exception of one company, Ness Energy, founded by Texas oilman Harold "Hayseed" Stephens who, inspired by the stories in Genesis concerning the Cities of the Plain, was drawn to and active in the southwestern corner of the Dead Sea, all of the biblically inspired wildcatters have been drawn to areas in the Sharon Plain and on and around Mt. Carmel, just to its north.

Six of the wells drilled over the years by four companies (Asher Oil, Moriah Exploration, Camberly Exploration, Ness Energy) have been relatively shallow, drilled to targets in rocks of Jurassic age (150 million years old) and into younger rocks of Pliocene and Cretaceous age between 650 and 2,682 meters (2,136 and 8,800 feet) deep. These were all dry holes. Five of the wells drilled by another group of companies (Energy Exploration, Givot Olam Oil Exploration and Zion Oil & Gas) have been drilled to much deeper targets, between 3,500 and 6,531 meters (11,484 and 21,428 feet), into older rocks of Triassic age (200 to 250 million years ago). All these deeper wells - the Atlit #1 (known also as the Asher-Atlit well), the Meged #2, Meged #3, Meged #4 and the Ma'anit #1 (re-entry) - have had strong petroleum shows. Projects responsible for the drilling of four of these wells, the three Meged wells and the Ma'anit #1 well (re-entry) are in early 2006 still active: - the Meged wells drilled by Givot Olam, an Israeli public limited partnership, were recognized in 2004 by the Israeli Petroleum Commissioner as having resulted in a discovery although production has not yet been established; and the Ma'anit #1 (re-entry) well, drilled by Zion Oil & Gas, an American company, is undergoing appraisal and analysis.

What is it in the Bible that inspired the founders of these companies, mostly Christian evangelicals, but also a Jewish Habad Hasid, to spend years of their life and a good part of their personal fortunes on these activities? The founders of the companies that drilled the wells both on and at the foot of Mt. Carmel were generally inspired both by

1At the end of the 1990s, following the discovery of the Mari field by the Israeli-American Yam Tethys (the Delek group and Noble Energy) consortium, British Gas, a large multinational natural gas company extensively involved in Egypt, got involved in off-shore exploration in the Mediterranean Sea off the Israeli coast. In early 2005, British Gas, after failing over a period of several years to interest other international oil and gas companies to participate in the project, returned almost all its rights to the Israeli government for a combination of geo-political and commercial reasons while retaining its Palestinian and Egyptian interests.

Copyright 2006 by Philip Mandelker

the story of Elijah's sacrifice described in I Kings 18:30-40, believing that the water poured on Elijah's offering was oil from oil seeps in the area - and also by the Blessing of Asher in Deuteronomy 33:24. The founders of the three companies who drilled and are drilling the deep wells in the central and northern parts of the Sharon Plain and on the Mediterranean coast north of the Plain of Sharon and west of Mt. Carmel were and continue to be inspired primarily by the Blessings of Joseph and Asher in Genesis 49:22-26 and Deuteronomy 33:13-17 and 24. The founder of Hoshana Oil, who was interested in the area just south and east of Mt. Carmel, was inspired by Blessings of Asher and Zebulon and Issachar in Deuteronomy 33:18-19 and 24.

What are these Blessings? How do the founders of these oil and gas exploration companies, many of them oil and gas professionals with years of industry experience, come to connect Biblical verses with potential petroleum reservoirs located deep underground? Is there any possible connection between the Blessings and the story of Elijah's sacrifice? With other references appearing in historical texts concerning what may possibly be oil seeps in the area of the Carmel?

In what follows I have tried to collect and present the various Biblical and historical references that I understand have inspired the founders of these petroleum exploration ventures.

I. THE BIBLICAL CLUES

The Translation: Except where otherwise noted, the translation used is that of The Jerusalem Bible (Koren, Jerusalem, 2000). The Jerusalem Bible is a Bible published with the original Hebrew text and an English translation printed on facing pages. In the words of the editors:

"The English Translation is not essentially new: it is rather a thoroughly corrected, modernized and revised version of those Anglo-Jewish Bibles which have long been accepted for home and synagogue use throughout the English-speaking world. As a basis for this edition, the 'Jewish Family Bible' of M. Friedlander, published with the sanction of the Chief Rabbi of the British Empire, Dr. N. M. Adler in 1881, was selected. That version had two important merits: it was faithful to the Masora, or received Hebrew text, and it retained as much as Jewish sentiment permitted of the unsurpassed language and rhythm of the 'Authorized Version' [King James] of 1611. These advantages have been preserved in the present version.

"In addition to the text of Friedlander, a comparison was made with the interesting nineteenth century Jewish Bible of Isaac Lesser, and with other later translations. As a result many fresh readings have been adopted. The language of the older versions has been modernized where it was felt that the ancient linguistic and grammatical forms would cause difficulty for the present-day reader. Also many points of detail have been corrected in the light of modern scholarship, or as a result of fresh application to the Targumim and the classical Jewish commentators."

For ease of use, proper names do not appear in transliteration from the Hebrew as in The Jerusalem Bible, but in traditional English spelling. Also, rather than using

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colons followed by small letters to show breaks between sentences as in The Jerusalem Bible which follows the traditional Hebrew punctuation, I follow the modern English tradition using periods followed by capital letters.

A. THE BLESSINGS OF JOSEPH

1. Jacob's Deathbed Blessing of Joseph:

:פרשת ויחי (בראשית מ"ט : כ"ב - כ"ו)

"בן פרת יוסף בן פרת עלי-עין בנות צעדה עלי-שור: וימררהו ורבו וישטמהו בעלי חצים: ותשב באיתן קשתו ויפזו זרעי ידיו מידי אביר יעקב משם רעה אבן ישראל: מאל אביך ויעזרך ואת שדי ויברכך ברכת שמים מעל ברכת תהום רבצת תחת ברכת שדים ורחם: ברכת אביך גברו על-ברכת הורי עד-תאות גבעת עולם תהיין לראש יוסף ולקדקד נזיר אחיו:"

Genesis 49: 22-26:

"Joseph is a fruitful bough, a fruitful bough by a well; whose branches run over the wall. The archers fiercely attacked him, and shot at him and hated him; but his bow abode in strength, and the arms of his hands were made supple by the hands of the mighty God of Jacob (from thence from the shepherd, the Stone of Israel), by the God of thy father who shall help thee; and by the Almighty, who shall bless thee, with blessings of heaven above, blessings of the deep that couches beneath, blessings of the breasts and of the womb. The blessings of thy father are potent above the blessings of my progenitors to the utmost bound of the everlasting hills, they shall be on the head of Joseph, and on the crown of the head of him that was separated from his brothers."

[Variant Translation: The Jerusalem Bible translation above is based on The King James Version. The Revised Standard Version translates the opening passage of verse 26: "The blessings of your father are mighty beyond the beyond the blessings of the eternal mountains, the bounties of the everlasting hills, ...." This translation is based on the Septuagint, the 3rd Century translation of the Bible into Greek by the Jews of Alexandria. The Septuagint translates the Hebrew "HOREI", literally "parents", as "mountains" based on the argument that the root "HOR" in this context can also mean mountain as in "HOR HA'HAR" (Numbers 20:22). The translation of the Septuagint was adopted by the Rashbam (Rabbi Samuel ben Meir), the grandson of the noted Rabbi Solomon ben Isaac (Rashi), who lived in the

Copyright 2006 by Philip Mandelker

Rhine Valley in the 12th Century. Olam Ha'Tanakh (Davidson-Eti, Tel-Aviv, 1993) ["Olam Ha'Tanakh"], vol. "Breishit" [Genesis], p. 253.]

2. Moses' Deathbed Blessing of the Tribes of Joseph (Manasseh and Ephraim):

פרשת וזאת הברכה (דברים ל"ג : י"ג - י"ז):

"וליוסף אמר מברכת ה' ארצו ממגד שמים מטל ומתהום רבצת תחת: וממגד תבואת שמש וממגד גרש ירחים: ומראש הררי-קדם וממגד גבעות עולם: וממגד ארץ ומלאה ורצון שכני סנה תבואתה לראש יוסף ולקדקד נזיר אחיו:"

Deuteronomy 33 : 13-17:

"And of Joseph he said, Blessed of the Lord be his land, for the precious things of heaven, for the dew and for the deep that couches beneath, and for the precious fruits brought forth by the sun, and for the precious things put forth by the moon, and for the chief things of the ancient mountains, and for the precious things of primordial hills, and for the precious things of the earth, and its fullness, and for the good will of him that dwelt in the bush. Let the blessings come upon the head of Joseph, and upon the top of the head of him who was separated from his brothers."

B. THE BLESSING OF ASHER

Moses' Deathbed Blessing of the Tribe of Asher

פרשת וזאת הברכה (דברים ל"ג : כ"ד):

"ולאשר אמר ברוך מבנים אשר יהי רצוי אחיו וטבל בשמן רגלו:"

Deuteronomy 33 : 24:

"And of Asher he said, be Asher blessed above sons; let him be acceptable to his brethren, and let him dip his foot in oil."

Copyright 2006 by Philip Mandelker

C. MOSES' Song of Praise to God and the Land of Israel and Deathbed Testament to the Nation of Israel

פרשת האזינו (דברים ל"ב : י"ג):

"ירכבהו על-במותי ארץ ויאכל תנובת שדי וינקהו דבש מסלע ושמן מחלמיש צור:"

Deuteronomy 32 : 13:

"He made him ride on the high places of the earth, and he ate the produce of the fields; and he made him suck honey out of the rock, and oil out of the flinty rock."

II. THE LANDS OF JOSEPH (MANASSEH AND EPHRAIM) AND ASHER - THE MAP.

Copyright 2006 by Philip Mandelker

Cartographical Note: There is a dispute among scholars as to whether the southern border of Asher extended down the Mediterranean coast to Caesarea and included the northern parts of Mt. Carmel or it ran along the Kishon Stream which flows along the northeastern flank of Mt. Carmel. In all cases it is generally agreed that the Lands of Manasseh abutted on and lay just to the south of the Lands of Asher.

Geographical Note: In the context of appreciating the geological implications of the map of the northern portions of the Lands of Manasseh, it should be mentioned that running approximately from somewhat east of Caesarea in the West to Megiddo in the East and representing the southern boundary of the Mt. Carmel range is Wadi Ara, the Ara Valley or Nahal I'ron (part of the ancient Via Maris or Way of the Sea that ran between Egypt and Damascus) which, from dipping beds and seismic data, geologists infer to be a major fault feature. A fault the size of Wadi Ara in a tectonically active area, in which the Carmel range and the northern Samarian hills (including the Umm-el-Fahm anticline) are located, is a phenomenon which is of major interest to petroleum geologists and explorationists.

III. A POSSIBLE INTERPRETATION OF THE BLESSINGS IN THE HUNT FOR PETROLEUM (ROCK OIL) IN ISRAEL

1. The Blessings of Joseph and of the Tribes of Joseph (Manasseh and Ephraim) mention their "land" as being blessed with "blessings", "bounties", "chief things" and "precious things" lying deep underground in "ancient mountains" and "primordial hills". It is also said that these "blessings" shall be on "the head of Joseph, and on the crown of the head of [Joseph]." Finally, the Blessings compare Joseph to a fruitful tree "by a well."

2. Two questions arise: (i) what are the precious things lying deep underground? and (ii) under what part of the lands of Joseph do these precious things lie?

3. Initial clues to possible answers to both of these questions appear in the Blessings of Joseph; additional clues appear in the Blessing of Asher and the Song of Praise.

(i) The Location:

The Joseph Blessings in both Genesis and Deuteronomy talk of the blessings coming "upon the head of Joseph and the top of the head of [Joseph]." The Hebrew word for "head" is "ROSH". In Hebrew, when talking geographically and topographically, "ROSH" can mean the upper or higher area, thus the northern area, in the same way as the Upper Peninsula of Michigan is the northern part of that state. The Hebrew word for "crown of the head" - "KODKOD" - also can have

Copyright 2006 by Philip Mandelker

a geographical/topographical connotation meaning highest part or crest.

Looking at the map, we can see that the lands of Joseph's son Manasseh are in the northern part of the lands of Joseph, north of the lands of Ephraim, thus in the "ROSH" or "head" of the territories of Joseph. The reference to the "KODKOD" or "crown of the head" then points us to the upper or northern portions of the lands of Menasseh.

But we can see from the map that the lands of Manasseh stretch all the way from the Mediterranean Sea to the Jordan River and parts of the Tribe of Manasseh occupied lands east of the Jordan River. Where in this wide stretch of territory do we begin our search?

Let us start with the Blessing of Asher who "dips his foot in oil". The word "foot" in Hebrew is "REGEL" and, again, "REGEL" also has a geographical and topographical meaning. Specifically, it means the lower portion of an area, i.e. the southern portion of an elongated territory running on a north - south axis, in the same way again as Michigan's Lower Peninsula is the southern portion of that state. (And, of course, there is always the Puglian "heel" and Calabrian "toe" of the "boot" of Italy) Assuming for a moment that the "precious thing" and the "bounty" refer to "oil", we note that the blessing does not say that the precious thing is in the "foot of Asher", rather it says that Asher "dips" his foot into the oil. Again looking at the map, we see that the southern portion of the lands of Asher touch on and, indeed, extend into the western side of the lands of Manasseh, west and south of the Carmel range.

We thus appear to have a geographical marker as to where the search might begin: the western side of the northern parts of the lands of Manasseh near that part of the southern portion of the lands of Asher which extend into the lands of Manasseh. Interestingly, this is also the area through which Wadi Ara runs, the inferred fault which divides the Carmel range to the north and the Plain of Sharon and Samarian hills (including the Umm el-Fahm anticline) to the south. (See the Geographical Note to the Map above.)

As noted in the Cartographical Note to the Map above, some biblical scholars are of the opinion that the southern border between the lands of Asher and Manasseh is the Kishon Stream that flows in the plain along the hills flanking Mt. Carmel to the north-east, with the Carmel range lying wholly within the lands of Manasseh. Even in this case, though, the southern portion of the lands of Asher "dips" into the northern portions of Manasseh.

(ii) The Treasure: Hard Mineral or Liquid?

The Joseph Blessings talk generically of "precious things", "chief things", "bounty", "fullness" and "blessings" lying in "ancient

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mountains" and "primordial hills" deep underground. But what are these "precious things"? Gold? Silver? Diamonds? Coal? Iron? Uranium? Water (which in the thirsty Land of Israel is certainly a treasure)? Petroleum (which derives from the Latin "petrus" meaning rock and "oleum" meaning oil - in other words "rock oil")? Or perhaps some other mineral or liquid treasure.

Not surprisingly, this question was raised as early as the 12th Century by the biblical scholar and grammarian Rabbi David Kimhi (the Radak) who lived in the Provence, France. In his commentary on the Blessing of Joseph in Genesis, the Radak talks of subterranean waters; while in his commentary on the Blessing in Deuteronomy, in discussing "Meged" - "precious things" - he raises the possibility of gold or silver or other precious metals, at the same time also referring to waters in his discussion of the reference to "Tehom" which follows the verse's first reference to "MEGED" and precedes the second reference to "MEGED". (Kamelhar, M., ed., Commentaries of Rabbi David Kimhi on the Torah (Mosad HaRav Kook, Jerusalem, 1970) ["Radak Commentaries"], at pp. 209 and 288.)

The first clue to answering this question can be found in Jacob's blessing of Joseph in Genesis which at 49:22 refers to the fruitfulness of Joseph lying "by a well". A "well" can be a cistern dug into the ground to be filled with rainwaters or waters (or other liquids) brought by aqueduct from afar. Or it can be a well dug to an underground source of naturally flowing liquids, as an artesian well. The Hebrew word used in the Blessing is "A'YIN". "A'YIN" in Hebrew means a naturally flowing spring or fountain; this as differentiated from "BE'ER" which is the Hebrew word for a well or cistern. (The Revised Standard Version properly uses "spring" in translating "A'YIN" in verse 22.) Thus, from his Blessing in Genesis, one can conclude that the fruitfulness of Joseph's lands will flow naturally from an underground source. If correct, this would seem to rule out the underground treasures being hard metals or minerals.

This conclusion appears to be supported by the use of the words "TEHOM" and "ROVETZET" in one of the phrases ("the deep that couches beneath") that appears in both of the Joseph Blessings and is used to describe the location of the treasures in relation to the surface of "the land" of Joseph - above, on or below. "TEHOM" principally denotes particularly deep waters, as well as subterranean waters, and is only derivatively used to denote an abyss. "ROVETZET" is a word used to describe an animal lying recumbent, ready to pounce when cause is given, a condition similar to that of a liquid lying pressurized deep underground ready to spring/flow upwards when the pressure is released by drilling a well into the reservoir. - Interestingly, use of analogies from the animal world to the world of petroleum continues through the ages. For example, the legal regime applying to ownership rights in underground petroleum reserves which can flow from under the property of one person to that of another is strongly

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influenced by the medieval English "law of capture" that governed the rights to wild animals which roamed at will from the lands and forests of one landowner to those of another, something which neither forest trees nor hard mineral mines did or could do. And, of course, "wildcat" is the term used for a high risk exploration well. (In Talmudic times, the root word "RAVOTZ" was used also to denote the act of sprinkling water. Babylonian Talmud, "Tractate Shabbat" 95:1 - - שבת צה ע"א and the commentary of Rashi there, as discussed in Sefer Breishit [Genesis], vol. 3 [Mosad HaRav Kook, Jerusalem, 2003], at p. 328, "Da'at Mikra" commentaries to 49:27.)

The source of the Hebrew word tehom is the Babylonian tiamat. According to the ancient Mesopotamian creation story as told in the epic "Enuma Elis", Tiamat was the primordial goddess of the salt waters. In the war with the younger gods - the offspring of Apsu (the primordial god of the sweet waters) and Tiamat - which led to the creation of the world, Tiamat was killed by Marduk, the champion of the younger gods. Marduk then stretched Tiamat's carcass out over the waters and of it created the sky and the earth, commanding her carcass (now the earth) not to allow the salt waters, the waters of the deep, Tiamat's original realm, to escape. (Pritchard, J. B., ed., The Ancient Near East - An Anthology of Texts and Pictures [Princeton, 1958], at pp. 31-35 ["Akkadian Myths and Epics, The Creation Epic", Tablet IV, ll. 130-140].) "TEHOM" or TIAMAT also plays a role in the Biblical creation, Genesis 1:2 : ". . . and darkness was on the face of the deep [TEHOM]" - "וחשך על פני תהום". And then Genesis 1:6-7 tells us: "Let there be a firmament in the midst of the waters, and let it divide water from water. And God made the firmament, and divided the waters which were under the firmament from the waters that were above the firmament, and it was so." See "Olam Ha'Tanakh", vol. "Breishit" [Genesis], at pp. 13-14 (discussion at "Early Creation Stories") and pp. 17 - 18 (discussion at Genesis 1:2 - "TEHOM").

The story of Tiamat and the creation of the earth from her dead female body also appears relevant for the present purposes when we recall the reference in Jacob's Blessing in Genesis to "the blessings of the breasts and of the womb" immediately following the references to "the blessings of the deep [tehom] that couches beneath."

* * *

But the question remains, are the riches referred to in the Blessings of Joseph water or petroleum (rock oil)? Or perhaps both?

(iii) The Treasure: Water or Petroleum? or Both?

(a) "MEGED" - Water or Oil? - The traditional answer to this question has been water. The Radak (R. David Kimhi) suggested as much in the 12th Century in his commentary on Genesis 49:25

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("Radak Commentaries", at p. 209). Rabbi Sa'adia Gaon, the leading rabbi and scholar of the 10th Century and founder of the great Academy at Sura in Iraq, appears to agree. (Kapach, Y., ed., Commentaries of Rabbeinu Sa'adia Gaon on The Torah (Mosad HaRav Kook, Jerusalem, 1963) ["Rasag Commentaries"], at p.154.) In both these cases, the reasoning appears to be grounded in the references in the Joseph Blessings to tehom which, as discussed above, is associated with underground water.

Nor, indeed, should this conclusion come as any surprise. The southern foothills of the Carmel range just north of Wadi Ara, located in the northern portion of the Lands of Manasseh and today known as Ramot Menasseh - the Manasseh Hills - are among the most fertile lands in Israel, blessed with a great number of natural springs. The cause lies in the fact that underlying Ramot Menasseh are two fresh water aquifers - the Mountain Aquifer carbonates of late Cretaceous age and the overlying local Ovdat Group Aquifer of the more recent Eocene age. Most of Israel benefits from only one or rarely two aquifers; so with its two aquifers, the Ramot Menasseh region in the north of the Lands of Joseph is, indeed, blessed with precious subterranean sweet waters.

However, there is a clue in the Blessings of Joseph which could support a conclusion that the "precious thing" is or is also petroleum. This clue can be found in the multiple references to the treasure lying in "eternal" and "ancient mountains" and in "everlasting" and "primordial hills". One of the first things one looks for in exploring for petroleum is "ancient" anticlines (as the Umm el-Fahm anticline, see the Geographical Note at The Map, above) and buried structural highs. Anticlines and structural highs are geological terms for mountains and hills now typically lying deep under ground, but which had been mountains and hills on the earth's surface in "primordial" ages tens and hundreds of millions of years ago. Interestingly, in these anticlines one frequently finds both oil and water, with the oil, being lighter than water, lying on top of the water - though sometimes the oil and water bearing strata are interspersed. But at the relevant depths the water is almost always salt water, the sweet waters of the aquifers feeding the springs of the Ramot Menasseh and other sweet water springs and wells around the world usually running in more recent geological strata which overlie the oil bearing strata and so, being closer to the earth's surface, are more readily accessible to man.

As noted, in the dry Land of Israel, these sweet waters are indeed precious blessings; but are they the only precious liquids referred to in the Blessings of Joseph? Specifically, they may be "precious things of earth", but not necessarily the "precious things" of the "deep [TEHOM] that couches beneath". Rather, those deep or rather deeper blessings may be the precious things that lie on top of the salt water of Tiamat, the goddess of whose skin and bones the earth was made with the purpose of ensuring that the subterranean salt waters not escape.

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And these deeper precious things, lying just on top of the abysmal salt waters, may just be (rock) oil.

(b) "SHEMEN" - Olive Oil or Rock Oil? - For the next clue, we turn again to the Blessing of Asher which refers specifically to "oil". The Hebrew word for "oil" as it appears in the Blessing is "SHEMEN". Any speaker of modern Hebrew will tell you that "SHEMEN" means vegetable oil, particularly olive oil, but can also mean oils extracted from animal fats. He will very likely point out, however, that it does not mean "rock oil" or petroleum, for which he will say a wholly distinct word exists: "NEFT".

Even in modern Hebrew, however, petroleum based lubricants are referred to by the word "SHEMEN" and oil shales, rocks suffused with hydrocarbons from which oil can be extracted by various treatment processes, mining and retorting and in situ heating, are known as "PITZLEI SHEMEN". Unabridged dictionaries of modern Hebrew go even further and reveal that one of the uses of the word "SHEMEN" is in the term "SHEMEN ADAMA" or "earth oil", which is defined as "a type of oil which is taken out of the earth and is used for burning; . . . petroleum." See Gur, Y., Milon Ivri (1946) and Even-Shoshan, A., Ha'Milon Ha'Hadash (Kiryat Sefer, Jerusalem, 1979) ("Even-Shoshan"). In his groundbreaking lexicon of the Hebrew language, Eliezer Ben-Yehuda, uses the term "SHEMEN ADAMA" in his definition of "NEFT": "this is SHEMEN ADAMA, a form of liquid which flows out of the ground and even spouts up, and is used for light and heat, Naphta; . . ." Ben-Yehuda, E., A Complete Dictionary of Ancient and Modern Hebrew (Yoseloff, New York - London) ("Ben-Yehuda"), vol. VIII, p. 3719. But more importantly, in his long entry for the word SHEMEN, along with reference to the term "SHEMEN ZAYIT" ("olive oil"), Ben-Yehuda refers to the terms "SHEMEN AVANIM" and "SHEMEN AVNI" - forms which mean "stone oil" or "mineral oil"). In his discussion of the term "SHEMEN AVANIM", Ben-Yehuda states "of the first type are NEFT (naphtha), stone oil (stein öl)". Ben Yehuda, vol. XV, p. 7258.2 So we find in Hebrew an accepted use of the word "SHEMEN" in the form of "SHEMEN ADAMA" or "earth oil"3 and

2Use of "SHEMEN AVANIM" as the Hebrew term for petroleum or naphtha appears in "Raishit Limudim", a scientific primer written in Hebrew by B.B. Linda and published in Berlin (Rossman) in 1878. The reference appears in a discussion of mineral and earth resins at p. 75, sec. 107.

3"Earth oil" as a term for petroleum is common in petroleum producing provinces around the world. In Sumatra, Indonesia, where petroleum seeps have been known for centuries and where Royal Dutch-Shell had its first major discoveries at the end of the 19th Century, the term for petroleum is "miniac tennah" or "oil from the earth". Forbes, R.T., Studies in Early Petroleum History (Brill, Leiden, 1953) ("Early Petroleum History") at pp. 111 and 172-173 (quoting P.S. Boccone, Museo di Fisica [Venezia, 1697].) - In Burmah, a tributary of the Irawaddy River along which oil seeps have also been known for centuries, is known as Yenangyoung or Earth-Oil Creek. Forbes, Early Petroleum History, at p. 169 (quoting M.A. Symex, An Account of an Embassy to the Kingdom as Ava, sent by the Governor-General of India in the year 1795). It was near Earth Oil Creek that Burmah Oil, forerunner of British Petroleum, got its start at the end of the 19th Century.

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in the form of "SHEMEN AVANIM" or "stone oil" for petroleum, just as in Latin where "PETROLEUM" is "rock oil".

But true to customary usage, the typical speaker of modern Hebrew will nonetheless, in all likelihood, persist in saying that the reference in the Asher Blessing to "oil" means quite literally "olive oil" and has nothing to do with petroleum. And he will rightly add that the lands of Asher along the Mediterranean coast of Israel, as the lands of Manasseh to the south and east of Asher, were historically blessed with olive groves and known as a major source of olive oil; whereas there have been no commonly known petroleum fields in the region.

* * *

This persistence will be supported by the speaker's knowledge that in Biblical times, olive oil was very valuable and had many uses - for cooking, illumination, medication and lubrication, among others. He will add that the best indication of the perceived value of olive oil is the fact that olive oil was used to anoint kings and high priests and that the word "SHEMEN" and its derivatives are used metaphorically in Hebrew to denote plenty, fullness, riches.

Following this line of thought, though, can lead us to the interesting conclusion that the reference in the Blessing of Asher to the "SHEMEN" in which Asher's "foot" or southern territories is dipped need not necessarily be only a literal reference to "oil" whatever its source (in which kings and soldiers were wont in Biblical times to wash their feet before setting out on or on returning from a long journey - see commentary on Job 29:6 in "Olam Ha'Tanakh", vol. "I'yov" [Job], at p. 159). Rather, such reference might also be a metaphoric reference to the precious things - "MEGED" is the word repeatedly used in Moses' Blessing of the Tribes of Joseph - and bounty to be found couching in the deep beneath the lands of Menasseh on which the southern territories of Asher border and which are to flow to the surface out of Joseph's well.

(c) Rock Oil in Biblical Hebrew - "SHEMEN" or "NEFT"? - The question, though, still remains as to the nature of the apparently liquid treasure - "MEGED": petroleum or water? Does the answer perhaps lie in the use of the word "SHEMEN" in the Blessing of Asher not only in a metaphorical sense referring to riches generically, but also in the literal sense of "SHEMEN ADAMA" - "earth oil" - or "SHEMEN AVANIM" - "stone oil", petroleum, "rock oil"?

As noted, the common Hebrew word for petroleum is today "NEFT". However, the word "NEFT" does not appear in the books of the Hebrew scriptures. The first appearance of the word "NEFT" in Hebrew literature is in "Tosephta Shabbat" (2:3) in a discussion of what oils are permitted to be used in lighting Sabbath candles. (The Tosephta are Rabbinic works composed in the early Mishnaic period

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in the last centuries Before the Common Era [B.C.E. = B.C.]). - Interestingly, "NEFT" or petroleum is permitted for use in Sabbath candles, while there is a dispute as to whether "ZEFET" or tar may be used - "ZEFET" frequently deemed to be ritually unclean, a condition not attributed to "NEFT". (It should also be noted that a possible reading of the final version of the Tosephta as appears in Mishna Shabbath 2:2 (3rd Century of the Common Era) is that, rather than being a product wholly distinct from "SHEMEN", "NEFT" is one of the several sub-categories of "SHEMEN" that are discussed: "and the sages permit all the oils with sesame oil with nut oil etc. with resin and with petroleum" - "וחכמים מתירים בכל השמנים בשמן שומשומין בשמן אגוזים וכו' בעטרן ובנפט.").4

The fact that the word "NEFT" does not appear in the Hebrew scriptures should come as no surprise since "NEFT" was originally a Persian word which in all likelihood was introduced into the Hebrew language with the return of the Jewish exiles from Babylon during the first Persian domination of the Land of Israel in the period described in the Books of Ezra and Nehemiah. (See, II Maccabees 1:36 [E.J. Goodspeed, The Apocrypha - An American Translation, Random House, New York, 1959]: "Nehemiah's people called this Nephtar, ...; but most people call it Nephtai." Both the Greeks and Arameans also adapted the Persian word "neft" for their word for petroleum - "naphtha".)

What then was the Hebrew word, if any, used in the pre-Persian period for petroleum or "rock oil"? For an answer to this, we perhaps need look only as far as the Moses' Song of Praise which appears in chapter 32 of Deuteronomy immediately preceding chapter 33 in which the Blessings of Joseph and Asher appear. There, Moses, in praising the bounty of the land of Israel, describes one of its attributes as a place where the People of Israel will "suck ... oil out of the flinty rock" ("YA'NIKEIHU . . . SHEMEN MEI-HALAMISH TZUR" - "ינקהו . . . שמן מחלמיש צור") (Deut. 32:13). The Hebrew word used in this passage is "SHEMEN" - the same word that appears in the Blessing of Asher. The context in which the word "SHEMEN" appears in the Song of Praise can understandably lead to the conclusion that "rock oil" or petroleum is meant and that in Biblical times, the word "SHEMEN" may have referred also to "stone oil" or "earth oil" - "SHEMEN AVANIM" or "SHEMEN ADAMA" (the terms used by Eliezer Ben-Yehuda and other modern Hebrew lexicographers and educators since at least the 19th Century) - as well as to vegetable and animals oils - just as in current English usage the word "oil" refers generically to vegetable, animal and mineral,

4The Midrash (traditional stories, typically with didactic intent, concerning Biblical topics collected during the Mishnaic period) relates the following in its telling of the famous meeting between King Solomon and the Queen of Sheba in which the Queen of Sheba asks Solomon the three riddles. According to the Midrash, the second riddle was: "Dust from the earth it comes forth, and it feeds on the dust of the earth. It pours like water and looks to its home. What is it? He (King Solomon) answered and said to her: NEFT [petroleum]." (As related in Lavi, Black Gold in Israel, at p. 24.)

20
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including "rock", oils. Indeed, the appearance throughout Israel of patches oil shales ("PITZELEI SHEMEN" in modern Hebrew) and bituminous chalk deposits interbedded with flintlike or flinty rock (chert or, in Hebrew, "HALAMISH TZUR" - the phrase used in the Song of Praise) deposits appears to support that conclusion (see footnote 7 below) - The word "SHEMEN" is also used in describing a natural excretion of stone in Job 29:6: "... and the rock poured me out rivers of oil" - "V'TZUR YATZOUK I'MADI PALGEI-SHAMEN" -"וצור יצוק עמדי פלגי-שמן:". Note that again in Job the word for rock is "TZUR", the same word used in the Song of Praise, notwithstanding the existence of many other words for "rock" in Hebrew.5

At this point it should be noted that the Hebrew word "SHEMEN" originates in the Akkadian (ancient Babylonian) word "šAMNU" or "SHAMAN" - meaning a thick, viscous liquid - and is a cognate of similar words used in ancient Semitic languages throughout the Middle East. (See, Ben-Yehuda, vol. XV, p. 7254 n.1, and Even-Shoshan at "SHMN"). Interestingly, Akkadian (and neighboring Assyrian) also had a word for petroleum, indeed two compound words, both of which were based on the word "šamnu": specifically "šaman-iddi" and "šaman-šadi". The first means literally "oil of asphalt" and the second "oil of the mountain". (See, Forbes, R.J., Bitumen and Petroleum in Antiquity" [Brill, Leiden, 1936] ["Petroleum in Antiquity"], at p. 7 and Table I.) The development of both of these terms makes eminently good sense given the major asphalt and tar resources found in the region and extensively used by the ancient Sumerians, Babylonians and Assyrians, as well as the many liquid oil seeps in the mountains of Kurdistan lying in Assyria north of Babylon and, to a lesser extent, on the plains of the Euphrates to Babylon's northwest,6 all of which were well known in antiquity. Assuming that Forbes is correct in his lexicographic and etymologic references - and there seems no reason to doubt them - it is clear

5The story of Job did not take place in Israel, but rather in the Land of Uz. There is a dispute as to where Uz was located. Some argue it was in the area of Damascus and others in northern Mesopotamia. The bulk of opinion, though, holds that Uz bordered on the lands of Edom between Petra in Southern Jordan and Basra in southern Iraq. See, Olam Ha'Tanach, vol. "I'yov" (Job) at p. 25, commentary on "B'ERETZ UTZ". These lands were and are in the desert with agriculture limited to mountain tops and oases in which olive trees do not as general matter grow. On the other hand, these are areas where there are oil seeps and surface deposits and outcrops of oil infused rocks as well as major oil fields. (See fn 7 below.) If this opinion is correct, it would appear doubtful that the reference in Job to rock pouring out rivers of oil is to olive oil. Rather, logic would appear to support a reading whereby the oil coming from the "TZUR" is "rock" oil or petroleum. If so, then, as the combination of words used in Job "SHEMEN" and "TZUR" is likely to refer to "rock oil", there is no reason not to conclude that, when "SHEMEN" appears in the same combination of words in the Song of Praise, that the reference is also to "rock oil".

6The Akkadian and Assyrian word for asphalt and bitumen - "iddû" or "ittu" - may have its origin in the name of the city of Hit on the banks of the Euphrates 150 miles northwest of Babylon. Hit, the center of the Mesopotamian bitumen industry even before the times of Sargon (c. 25th century B.C.E.), lies on the tributary stream of Is around which the famous Fountains of Is oil and asphalt seeps flowed (fn. 11 below). Forbes, Petroleum in Antiquity, at p. 25.

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that the root word "SHMN" or šMN was used by the Semitic speaking peoples of the ancient Middle East to include petroleum - the "rock oil" of the Romans and the "stone oil" or "earth oil" of the modern Hebrew lexicographers. What reason then for the Song of Praise's reference to "oil out of flinty rock" and Job's "rock poured ... rivers of oil" not to be references to petroleum?7 The relevant texts were all

7The Land of Israel has large quantities of oil shales ("PITZLEI SHEMEN" in modern Hebrew), oil suffused rock, lying in thick surface strata in the hills of Bet Shemesh southwest of Jerusalem, mid-way between Jerusalem and the Mediterranean coast, and in the desert plateau of Mishor Rotem overlooking the Dead Sea. Several attempts over the past twenty-five years have been made to extract oil from these shales. These attempts have had very limited success, among other reasons because of the relatively poor quality (low organic content) of the rock and high costs of production. (Efforts to produce these shales have recently been renewed by Lapidoth-Heletz, L.P., an Israeli petroleum exploration company using a new Russian in situ production technology.) Some geologists are of the opinion that the Mishor Rotem shales and shales buried under the Dead Sea are the source of the oil and tar seeps in the Dead Sea area.
Interestingly, underlying these oil shales and bituminous chalk deposits which are also located throughout the Negev plateau are chert beds of the Senonian (Upper Cretaceous) age. To the north, the chert beds pass laterally into patches of highly bituminous (10-20% organic matter) chalk deposits located throughout the Land of the Shefala, the Sharon Plain, the Galilee and the Jordan Valley. Outcrops of these bituminous chalk-chert interbeddings appear at several sites in the Lower and Western Galilee and in the Jordan Valley. Surface deposits of bituminous limestones with organic content as high as 25% have been found near Hammath and Tiberias in the valleys of the Jordan River and its tributary the Yarmouk and on the high plains of Jordan above the eastern bank of the Jordan River and eastern shore of the Dead Sea. These deposits too are sometimes associated with chert beds. Forbes in Petroleum in Antiquity, at p. 25 (quoting Vitruvius, a Roman architect and engineer writing in the 1st Century BCE,) notes that it is possible that these deposits were known in antiquity.
In his Black Gold in Israel, at pp. 29-3, Lavi describes the attempts to explore the Yarmouk deposits in the late 19th and early 20th Centuries. These attempts had their origin in stories of local Bedouin of oil seeps and a burning hill covered with "NEFT" at Tel-el-Hamid. Based on this and similar petroleum sightings in the Yarmouk valley, the first attempt to drill an oil well was commenced in 1914 at Macarin in the Yarmouk Valley, about 24 km (13 mi.) east of the Sea of Galilee. According to Lavi, the well was never completed and its findings were in dispute. During World War I, German engineers exploited bituminous shales containing crude oil in the Macarin area for the Hijazi trains. H. Michelson, "Geological Survey of the Golan Heights (With Some Remarks on Exploration for Hydrocarbons" (TAHAL Hydrology Division, 1982), at p. 13 and the works cited there.
In 1982, a water well was drilled at Ein Said on the northern bank of the Yarmouk some 6 kilometers (4 miles) northeast of Hammat -- 17 kilometers west of the Macarin well and 7 kilometers east of the Sea of Galilee. Unexpectedly, this well encountered several sections of rich bituminous chalks containing liquid hydrocarbons. These sections, which contained chert sills, were found at depths between 500 - 900 meters (1,600 - 3,000 ft.) Id.., at Fig. 1 and pp. 6, 12-14.
As noted above at page 20, the Hebrew word for chert, a flintlike rock, is "HALAMISH", one of the two words in the phrase appearing in the Song of Praise's reference to the source of the "oil" to come from "the flinty rock" -- "SHEMEN MEI-HALAMISH TZUR". The other word in the verse, "TZUR", means rock generically and, in certain contexts, is also used specifically as a variant of the word "TZOR" which is the Hebrew word for flint. It should be noted too that, as can be seen on the Map, the Yarmouk River was the southern boundary of the territories of Menasseh east of the Jordan.
Historically, oil shales, bituminous chalks and marls, and bituminous limestones (with organic content ranging from 4% to 20% and even up to 25%) were known as rockasphalts. Outcrops and surface deposits of rockasphalts occur throughout the Middle East and Mediterranean. They are known to exist in Syria, Armenia, Iraq, Iran, Kouweit, Bahrain, Albania and Sicily, as well as in Israel and Jordan. Many of these deposits were known in classical times. Forbes, Petroleum in Antiquity, at pp. 18-30. And according to Forbes, methods to produce bitumens (semi-solid and viscous hydrocarbons) from rockasphalts were known in antiquity and classical times, with vases of asphalts produced from rockasphalt found by archaeologists in the ancient Persian city of Susa, and references to the process in the works of Aetius of Amida, the 6th Century Byzantine physician, and al-Ma'sudi, the 10th Century Arab historian. Id., at pp. 37-39.

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written in approximately the same period.8

(d) Biblical Parallelism. The common Biblical literary form parallelism, may provide additional support for the conclusion that the reference to SHEMEN in the Song of Praise may well be to "rock" oil and not olive oil. The verse reads "suck honey out of the rock and oil [SHEMEN] out of the flinty rock." Most of the medieval European exegetes of the Sephardic (Spanish) and Ashkenazic (Rhine Valley) traditions, including for example, Rashi (Rabbi Solomon bar Isaac) (11th century), Avraham Ibn Ezra (12th century) and the Rosh (Rabbi Asher ben Yehiel) (13th Century), understand the reference to "honey" and "oil" metaphorically as reference to date palms and olive trees both of which grow in abundance in the rocky Land of Israel.

This agriculturally based interpretation of the rabbinical scholars living in rich agricultural areas of Europe is understandable (Rashi owned vineyards and was a grower of grapes in the Champagne region of France); but is it appropriate? The question arises in light of the phrase introducing the reference to honey and oil: "made him suck" or in Hebrew "va'ya'ni'keihu". Literally, "ya'ni'keihu" means the sucking of milk out of a breast, but it also means generically to draw out or absorb. This hardly seems an apt metaphor for the growing of trees out of earth, even though it may be argued that the root systems of trees suck up ground water for sustenance, which in turn enables their fruit to grow, and ground water generally underlies even rocky surfaces. The term, however, might well be appropriate for use when referring to sucking or drawing or pumping liquids out of rock formations above or below ground, in caves or subterranean strata - from Tiamat's breasts and womb: the "blessings of the breasts and of the womb" of Jacob's Blessing.

Interestingly, in his translation into Arabic and his interpretation of the relevant verse in the Song of Praise, the great Sa'adia Gaon does not refer to "honey" as being the honey of sweet dates, though date palms certainly abounded in Iraq. Rather, for the sage, honey is

8The similarities between and tendencies to confuse "rock oil" and the more common - at least for the ancients - olive oil is not new or limited to persons attempting to interpret the Song of Praise and Blessing of Asher, but go at least back to the Greeks and Romans. In his Petroleum in Antiquity, Forbes refers to similar confusion in the armies of Alexander the Great in connection with oil seepages in Turkmenistan near the river Oxus as reported by the Roman historian Plutarch ("The greasy oily liquor 'Became perfectly clear, when the surface was taken off, and neither in taste or smell differed from real (Olive) oil nor was it inferior to it in smoothness and brightness, though there was no olive tree in that country.'") and to confusion about the nature of the seeps near Agrigento in Sicily reported in the 1st Century BCE by the Greek physician Dioscorides ("'Bitumen is found in its liquid state near Acragantium in Sicily. It floats on the surface of springs and is used in lamps instead of (olive) oil. Those who call it Sicilian oil are mistaken for it is an established fact that it is a kind of liquid bitumen.'"), with Pliny and Aristotle making similar observations. Forbes, Petroleum in Antiquity, at pp. 28 and 30. - In this connection, in his Early Petroleum History, at p. 85, Forbes relates that in 1690 a local chemist analyzed a clear, white and thick waxy petroleum found in a well near Viterbo, Italy "and found it very much like olive oil, as it did not have the usual sulpherous smell."

Copyright 2006 by Philip Mandelker

literally the honey of bees which were known to build their hives in rock crevices and caves of the Middle East and Israel. (Rasag Commentaries, at p. 151 n. 10; see also Olam Ha'Tanach, vol. "Devarim" [Deuteronomy] 32:13, at p. 240 at "va'ya'ni'keihu devash mi'sela".) This is a phenomenon which is still well known in Israel today, where bees continue to build their hives in the burial caves of Beit Shearim on the north-east flank of Mt. Carmel (see "Ha'aretz", June 30, 2005, at p. A-18.) Regrettably, Sa'adia Gaon does not appear to address the term "SHEMEN" as appears in the following clause of verse 13, other than by an unexplained reference to "HALAV" or "milk", which of course is also sucked out of its natural container - the breast. (This use of "milk" and "honey" may be a reference to the preceding chapter of Deuteronomy in which the Land of Israel is described as the "land of milk and honey" - "ארץ זבת חלב ודבש". Deuteronomy 31:20. And, interestingly, in his translation of Deuteronomy 32:13, R. Sa'adia Gaon does reverse the verse's reference to "honey" and "oil" to read "milk" and "honey".) Thus, from Sa'adia Gaon's reading, the parallelism seen in verse 13 of the Song of Praise can lead to the conclusion that the reference to "SHEMEN" may well be a reference to "SHEMEN ADAMA" or "SHEMEN AVANIM" - earth oil or stone oil: As "devash" or honey is deposited in crevices of surface rocks in the porous matrix of a bee-hive to be sucked or otherwise drawn out of the honey-comb by man for his use, so the "SHEMEN" in the context of "earth oil" is deposited in the porous matrix of subterranean rock strata, the breasts and womb of tehom, from there to be sucked or pumped out by man. - This interpretation is strengthened by the presence of black chert - "HALAMISH" - interbedded with bituminous chalk and oil shale - "PITZLEI SHEMEN" - deposits throughout Israel. (See footnote 7 above.)

* * *

Thus, it would appear that, as well as giving us a geographical marker as to where the search for the treasure should begin, the Blessing of Asher, when read together with the Song of Praise, may also provide us with an indication concerning the nature of at least one of the "precious things" located under the north-western portion of the lands of Manasseh; an indication which points to the treasure's being petroleum - "rock oil", "stone oil", or "earth oil".

(iv) The Treasure: References to Sacred Fire and Oil Seeps Near Mt. Carmel?

Is the "rock" or "stone" or "earth oil" which may be referred to in the Blessing of Asher as the treasure lying under the lands of Manasseh also perhaps referred to in later Biblical and inter-testamental Jewish literature and elsewhere?

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Were "rock oil" (petroleum) seeps around the lands of Manasseh perhaps the source of the "waters" that Elijah poured on his offering (I Kings 18:30-40) and which were "in the trench" and were consumed by "the fire of the Lord" (I Kings 18:38 - "ותפל אש-ה'... ואת-המים אשר בתעלה לחכה:") - an offering made on the Carmel in the lands of Asher just north of the lands of Manasseh?9 (In Judaism water is a ritual purifying agent and was used in preparations for ritual sacrifices. "NEFT" in the Persian tradition was also associated with ritual purification. See, II Maccabees 1:36 [E.J. Goodspeed translation]: "Nehemiah's people called this Nephtar, which is translated 'Purification'.")

Were such "rock oil" seeps perhaps also the source of the "muddy water" used to rekindle the holy fire in the Temple upon the return of the Jews from the Babylonian exile as described in II Maccabees 1:18-36? Modern commentators appear to think so. (See, Hartom, A.S., Ha'Sfarim Ha'Hitzoni'im [The Apocrypha], vol. Hashmonaim Bet [II Maccabees] [Yavneh, Tel-Aviv, 1958], note to II Maccabees 1:20, at p. 10; Kahana, A, Ha'Sfarim Ha'Hitzoni'im [The Apocrypha], vol. 1, book 2, Macabim Bet [II Maccabees] [Mekorot, Tel-Aviv, 1937], note to II Maccabees 1:20, at p. 180.) And according to the writer quoted by II Maccabees, this "muddy water" was called by the followers of Nehemiah "Nephtar" and its source declared by the Persian king "a sacred inclosure".

The derivation of Nephtar or Neft from the Persian has been discussed above. And it should come as no surprise that a Persian king should make of the site of a petroleum seep "a sacred inclosure". At the relevant time, the Persians practiced the religion of Zarathustra. In Zoroastrianism, fire represented the principle of light and good in the never-ending struggle with darkness and evil. Zoroastrian temples, called "fire temples" by the Greeks, were built around sacred fires which were lit at sites of oil (petroleum) seeps which abounded in Persia - modern day Iran - a country in which are found some of the world's largest petroleum reservoirs. (The locations of ancient Persian

9In Diderot's and d'Alembert's famous 18th Century Encyclopedie ou Dictionnaire raisonné des Sciences, Arts et des Metiers, Tome XI, p. 15, edit. 1774, at the entry for "Naphta" there appears a description which is quite reminiscent of the Biblical description of Elijah's sacrifice: "Naphta is what Naturalists call a white, transparent, very fluid and light bitumen which floats on water. This substance is so highly inflammable that it can ignite at a distance; it has a penetrating odour and burns without leaving any residue." (As quoted in Forbes, Early Petroleum History, at pp. 43-44.) - A scientific text published in Paris in 1694 describes petroleum from oil seeps near Modena in Italy: "The white naphta which we normally call white petroleum oil, both by reason of its whiteness, transparency and beauty and because it cannot mix with anything at all, is lighter than anything you may add to it, always rising to the surface...which makes it highly volatile and liable to catch fire,..." (As quoted in Forbes, Early Petroleum History, at pp. 93-94.) It is in the area around Modena, in the Po Valley region of Italy, that some of the largest petroleum fields in Europe have been discovered. - Ancient Japanese texts talk of seeps of "burning water" in the Echigo region during the reign of Tenjitenno in about 615 C.E., in which region petroleum was traditionally collected from "ditches excavated" along an outcrop and from hand dug wells. Forbes, Early Petroleum History, at p. 180. It was in this region that one of the few Japanese oil fields was discovered in the late 19th Century. Id., at p. 181.

Copyright 2006 by Philip Mandelker

oil seeps and Zoroastrian fire temples were at the heart of the development of the modern petroleum industry at Baku on the Caspian Sea in the mid-19th Century and were instrumental in the discovery at the beginning of the 20th Century of the Iranian - then still known as Persian - oil fields.)

Was it to these substantial underground Persian petroleum reservoirs Isaiah referred in blessing Cyrus (the Persian king who freed the Jews from Babylonian captivity and enabled their return to the Land of Israel under the leadership of Ezra and Nehemiah): "I will give thee the treasures of darkness and the hidden riches of secret places that you mayst know that I, the Lord, who call thee by thy name, am the God of Israel." (Isaiah 45:3 - "ונתתי לך אוצרות חשך ומטמני מסתרים למען תדע כי-אני ה' הקורא בשמך אלוהי ישראל:")?

The similarities between Isaiah's Blessing of Cyrus and the Blessings of Joseph are obvious. Is it possible then that the source of the "muddy water" discovered by the followers of Nehemiah on their return to Israel from Babylon and used by them to rekindle the holy fire in the Temple in Jerusalem, called by them Nephtar and enclosed as sacred by the Persian king (as described in II Maccabees) was a petroleum seep similar to those that fed the Zoroastrian "fire temples" in Persia - a seep that was located in the border regions of the lands of Manasseh and Asher; near the site of Elijah's offering on the Carmel?

In Haifa or Life in Modern Palestine (Blackwood, London, 1887) Laurence Oliphant (a Scottish diplomat, world traveler, journalist, novelist, explorer of the Holy Land and ardent Christian supporter of the early Zionist movement and resettlement of Jews in the Land of Israel, who for many years lived on the Carmel) republished an article first written by him in 1882. In the article, originally published in the New York "Sun", Oliphant noted that, "According to the most ancient Persian traditions, sacred fire burned at the extreme western point of Carmel."(Haifa, at p. 27.)10

Was the site of the Persian sacred fire referred to by Oliphant the site at which the "muddy waters" were found by the followers of Nehemiah? The source of the water used by Elijah for his offering to the Lord? Joseph's well11 in the northern portion of the lands of

10According to Forbes, Vitruvius, the Roman architect and engineer writing in the 1st Century BCE, mentioned oil seeps near Jaffa, while Dioscorides, the Greek physician, also writing in the 1st Century BCE and Pliny, the Roman historian, writing in the 1st Century CE, both mention oil seeps near the city of Sidon in what is today southern Lebanon. (Forbes, Petroleum in Antiquity, at p. 18.) Mt. Carmel lies equidistant between Jaffa and Sidon, Sidon lying about 60 miles to its north and Jaffa about 60 miles to its south.

11As discussed above, Joseph's well is really Joseph's "spring" or "fountain". The use of the words "spring" and "fountain" in connection with oil seeps has been common through the ages. As Arab travelers before him, Marco Polo described the oil seeps near Baku: "...there is a fountain from which oil springs in great abundance" (Forbes, Early Petroleum History, at pp. 154-155); the earliest oil seeps known to history and archeology near the city of Hit, located on the Is River, a small tributary of the

Copyright 2006 by Philip Mandelker

Manasseh near the border of the lands of Asher? Were these perhaps sites of oil seeps in the region of Mt. Carmel and its surrounding foothills which have since been sealed by ensuing tectonic movements in the geologically active area around the Carmel range?

If so, can one hope today to rediscover the site of the fire temple? and, with it, perhaps discover the underlying source of the seeps?

IV. THE NEXT STEP - THE ROLE OF MAN AND SCIENCE

Armed with the Map of the Lands of the Tribes of Israel and inspired by the clues contained in the Blessings of Joseph and Asher and in the Song of Praise and the references in I Kings, II Maccabees and other texts discussed, it remains for man - aided by the tools of geology, geophysics and engineering - successfully to locate where, if at all, in the north-western portion of the lands of Manasseh and at what depths and in what geological structures under those lands, the precious bounty of petroleum lies. Following that, it will remain for the engineering prowess of man to enable that liquid treasure, of which believers believe it was foretold, to flow out through Joseph's well and so ensure fulfillment of the blessings that Joseph's bough blossom into economic plenty.

Ph.M.

Euphrates 150 miles northwest of Babylon, were known as the Fountains of Is and Fountains of Pitch and referred to as "springs" in the annals of Tukulti Ninurta II (890-884 BCE): "In front of Hit, by the bitumen springs. . ." and in several 16th century texts of European travelers (Forbes, Petroleum in Antiquity, at pp. 25-27); the oil seep near the small French village of Gabian in the Languedoc region of southern France from which oil was extracted since the 17th century and where the first French oil field was discovered in the 1920s, was known as the "Font de L'Oli", the Fountain of Oil (Forbes, Early Petroleum History, at pp. 1ff.)

Copyright 2006 by Philip Mandelker

APPENDIX

Scripturally Inspired / Influenced Petroleum
Exploration in Israel

_______________________

1.	Company:	Asher Oil Company
	Founder:	Weslie Hancock. California based. A family company was active in oil and gas exploration in the United States.
	Scriptural Basis:	Blessing of Asher in Deuteronomy and story of Elijah's sacrifice in I Kings.
	Period of Activity:	Early-middle 1960s.
	Area of Activity:	North-east flank of Mt. Carmel overlooking the plain of the Kishon Stream.
	Primary Activity:	Drilling of two wells:

		(i) Asher #1	1963 - drilled to 2,391 meters (7,845 ft) to a target in the Middle Jurassic. Results: Dry.
		(ii) Asher #2	1965 - drilled to 1,314 meters (4,311 ft) to a target in the Middle Jurassic. Results: Dry

Related Non-Scripturally Inspired Drilling:

In 1975, Sonol, a major Israeli gasoline marketing company reentered the Asher #2 well and deepened it to 2,596 meters (8,517 ft) to a target in the Early Jurassic. In 1980, OEL, an Israeli-government exploration company drilled the Asher #3 near the first two Asher wells to 574 meters (1,883 ft) to a Cretaceous target. Both these wells were dry.

2.	Company:	Energy Exploration Inc.
	Founder:	Andy Sorelle. Texas based petroleum engineer and wildcatter.
	Scriptural Basis:	Blessing of Asher in Deuteronomy
	Period of Activity:	First half of 1980s.
	Area of Activity:	Coastal plain between Mt. Carmel and the Mediterranean Sea, specifically in the area of the town of Atlit.
	Primary Activity:	Drilling of one well in two stages:

		(i) Atlit #1	1981 - drilled to 5,273 meters (17,301 ft) to a target in the Early Jurassic. Results: Dry
		(ii) Atlit #1 Deep	1982-1983 - deepened the Atlit #1 to 6,531 meters (21,428 ft) to target in Late Triassic. Results: asphalt and then light oil shows in cuttings before well was lost for technical reasons.

3.	Company:	Moriah Exploration
	Founder:	Gilman Hill. Colorado based geoscientist active in oil and gas exploration and developer of exploration technology.

Copyright 2006 by Philip Mandelker

	Scriptural Basis:		Story of Elijah's sacrifice in I Kings and the Blessing of Asher in Deuteronomy.
	Period of Activity:		Early and mid-1980s.
	Area of Activity:		Mt. Carmel near the traditional site of the Elijah sacrifice.
	Primary Activity:		Drilling of two wells in 1980 and 1986:

		(i) Elijah #1	1980 - drilled to 2,682 meters (8,800 ft) to a target in the Middle Jurassic. Results: Dry.
		(ii) Elijah #2	1986 - drilled to 651 meters (2,136 ft) to a target in the Cenomanian. Results: Dry.

4.	Company:		Ness Energy
	Founder:		Harold "Hayseed" Stephens. A Texas oil and gas explorationist and operator.
	Scriptural Basis:		Genesis stories of Sodom and Gomorrah and a long series of scriptural references in various books of the Old Testament.
	Period of Activity:		1980s and late 1990s-2001.
	Area of Activity:		Area surrounding the southwest quadrant of the Dead Sea and adjacent areas.
Primary Activity:

Participation in drilling of one well in 1985; acquisition of certain exploration licenses in the late 1990s. The well, the Har Sedom #1 was targeted to be drilled to about 3,500 meters about 11,500 ft), but was lost for technical reasons at 1,818 meters (5,965 ft) in the Pliocene. The exploration licenses were lost following the failure of Ness to meet its obligations under the licenses to commence the drilling of wells on the license areas.

	Related Non-Scripturally Inspired Drilling Activity		The Har Sedom #1 project and well were developed and operated by an Israeli commercial oil exploration company, Seismica. Ness Energy held a minority working interest (about 15%) in the well.

5.	Company:		Hoshana Oil Company
	Founder:		Bernard Coffindaffer. West Virginia based evangelical minister and missionary.
	Scriptural Basis:		Blessings of Asher, Zebulon and Issachar in Deuteronomy
	Period of Activity:		Early 1990s
	Area of Activity:		Southern flank of Mt. Carmel and the Valley of Jezreel just east of the South-eastern flank of Mt. Carmel.
	Primary Activity:		Acquisition of an exploration license and reprocessing and analysis of seismic data. License lapsed with no progress made towards drilling of well.

6.	Company:		Camberly Exploration
	Founder:		Lyle Harron. Canadian oil and gas explorationist.
	Scriptural Basis:		Blessings of Asher in Deuteronomy
	Period of Activity:		Early-middle 1990s.
	Area of Activity:		Coastal plain between Mt. Carmel and the Mediterranean Sea.
	Primary Activity:		Drilling of one well:
		(i) Atlit #2	1996 - drilled to 1,633 meters (5,388 ft) to a target in the Early Cretaceous. Results: Dry.

Copyright 2006 by Philip Mandelker

7.	Company:	Givot Olam Oil Exploration
	Founder:	Tovia Luskin. Russian born and educated geophysicist, active in oil and gas exploration in Canada and Australia, before moving to Israel.
	Scriptural Basis:	The Blessings of Joseph in Genesis and Deuteronomy
	Period of Activity:	1990s to date
	Area of Activity:	Eastern portion of Sharon Plain between Netanya and Modiin
	Primary Activity:	Drilling of three wells commencing in 1994:

		(i) Meged #2	1994 - drilled to 5,200 meters (17,061 ft) to a target in the Triassic. Results: 40[0] API Silurian aged oil recovered from the Middle Triassic.
		(ii) Meged #3	2000 - drilled to 4,742 meters (15,683 ft) to a target in the Triassic. Results: Oil and gas shows in the Middle Triassic, but reservoir of very poor quality (very low porosity and permeability.)
(iii) Meged #4

2002/3 - drilled to 4,919 meters (16,139 ft) to a target in the Triassic. Results: 36[0] API Silurian aged oil recovered from the Middle Triassic. Attempts in 2005 to drill a horizontal bore-hole in the well in an attempt to recover the oil which is located in tight reservoir rock failed apparently for technical reasons, with the well abandoned following loss of equipment in the horizontal bore.

Plans underway to drill another Meged well and attempt to develop the Meged field discovery, which was recognized by the Israel Petroleum Commissioner in 2004.

8.	Company:	Zion Oil & Gas, Inc.
	Founder:	John Brown. Michigan and Texas based businessman with roots in the machine-tool industry and active in building contracting sectors.
	Scriptural Basis:	The Blessings of Joseph in Genesis and Deuteronomy.
	Period of Activity:	1990s to date.
	Area of Activity:	Manasseh hills and Sharon plain from the southern flanks of Mt. Carmel to Netanya.
	Primary Activity:	Drilling of a well in 2005:

(i) Ma'anit #1 (Re-entry)

2005 - deepening of previously abandoned Ma'anit #1 from 2,335 meters (7,661 ft) to 4,719 meters (15,483 ft) to targets in the Middle and Early Triassic. Results: The company announced that during drilling and completion operations, the well had numerous significant oil and gas shows in a 2,100-foot interval.

Copyright 2006 by Philip Mandelker

Analysis of the results of the well is continuing and future activity, including designing comprehensive completion procedure and drilling of an appraisal well being considered.
Related Non-Scripturally Inspired Drilling Activity:

The Ma'anit #1 was originally drilled to 2,335 meters (7,661 ft) in 1995 by an Israeli commercial oil exploration company, Sdot Neft. Though originally targeted to 4,500 meters (14,765 ft), it was abandoned as a dry hole after Sdot Neft ran out of money.

Copyright 2006 by Philip Mandelker